SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

November oil and natural gas production

Petrobras´ total oil and natural gas production in November was 2 million 741 thousand barrels of oil equivalent per day, and the Campos Basin Operational Unit has reached 85.8% efficiency, the highest in the last 55 months

Rio de Janeiro, December 26, 2014 – Petróleo Brasileiro S.A. – Petrobras´ consolidated oil and gas production, in Brazil and abroad, was 2 million 741 thousand barrels of oil equivalent per day (boed), in November, up 2.7 million boed by the fourth consecutive month.

New daily record production operated in Brazil

The total oil production operated by Petrobras in Brazil, which includes a share operated by the Company to its partners, reached 2 million 255 barrels of oil per day (bpd) in November, acquiring the daily production record of 2 million 384 thousand barrels in November 30th. The total oil and gas production operated by Petrobras in Brazil, including the share operated to partners, was 2 million 762 thousand boed in the month.

The Company´s oil production in Brazil was 2 million 111 thousand bpd in November, whilst Petrobras´ total oil and gas production in Brazil registered 2 million 556 thousand boed, remaining close to volumes of 2 million 126 thousand boed and 2 million 579 thousand boed reached in October, respectively, representing a 10% rise along 2014.

According to the company´s schedule, some platforms underwent maintenance shutdowns in November, specially P-43, PMXL-1 and FPSOs Cidade de Angra dos Reis and Cidade de Paraty. All these units have already resumed its production.

Besides the aforementioned scheduled shutdowns, the requirement to adjust parameters of the process plant, as well as shutdowns in order to enable the entry of new systems at P-55, P-58 and P-62 platforms, caused the exact decrease of 0.7% in the production noted between October and November. With such adjustments, the growth production tendency shall be resumed in December, as already indicated by the recently released daily record of 2,286 thousand bpd, reached on 21 December.

New wells and production systems

In November 20th, the FPSO Cidade de Ilhabela started up its production at the Sapinhoá field, in Santos Basin Pre-Salt, with the interconnection of well 3-SPS-69. This platform has the production capacity of 150 thousand bpd. The Sapinhoá field is operated by Petrobras (45%) in partnership with BG E&P Brasil Ltda (30%) and Repsol Sinopec Brasil S.A. (25%),  the consortium that develops the BM-S-9.

A new production system is expected to go into operation by the end of this year. The SS-88 TAD (Tender Assist Drilling) is in assembly operation, which shall enable the operations´ start-up of the first well connected to P-61, at Papa-Terra field, at Campos Basin post-salt.

In November, six new offshore wells started up its operations at Santos and Campos Basins, being two production wells and four injection wells. In 2014, 69 new wells have started up.

Currently, 18 PLSV (Pipe Laying Support Vessel) are operational. PLSV are vessels that support the interconnection of new wells. With the arrival of Estrela do Mar vessel, on December 3rd, the fleet expected to go into operation this year is complete.

Pre-salt reaches new daily record

In November, oil production at the pre-salt layer reached successive daily records, especially the last one of 673 thousand bpd accomplished in November 28th. With the conclusion of FPSOs Cidade de Angra dos Reis and Cidade de Paraty scheduled shutdowns in November, the continuous monthly growth tendency of the oil production at the pre-salt layer shall be resumed. This trend has already been proven with the recent release of overcoming the threshold of 700,000 bpd operated by Petrobras in the pre- salt area.

Constant improvement of the operational efficiency

In turn, the Operational Efficiency Increase Program (Proef) continues to accumulate excellent results: in November, the Proef was responsible for a production exceeding 190.5 thousand bpd at the existing Operational Units systems of Campos Basin, Espírito Santo Basin and Rio. It is also important to emphasize the 85.8% efficiency reached by the Campos Basin Operational Unit, the highest in the last 55 months.

Natural gas production

In November, natural gas production in in Brazil, excluding the liquefied volume, was 70 million and 776 thousand m³/day, a 1.8% decrease from October, which was 72 million and 40 thousand m³/day. This downfall was due to the Mexilhão platform (PMXL-1) scheduled shutdown in the beginning of November, that is already concluded, which is the mainly natural gas production in the Santos Basin.

The natural gas production operated by Petrobras, which includes the share operated for its partners, was 80 million and 612 thousand m³/day, 1.4% lower than October, which was 81 million and 785 thousand m³/day. It must be emphasized that 94.8% of this gas has been used, whether to market supply, to energy generation in platforms or reinjection in reservoirs to rise oil production.

Production abroad in November is 185.1 thousand barrels of oil equivalent

Oil production abroad in November decreased 14% from last month´s production of 215.2 thousand barrels of oil equivalent to 185.1 thousand boed.

Average oil production in November decreased 15.7% from October´s production of 117.9 thousand barrels of oil equivalent (bpd) to 99.4 bpd. Average natural gas production abroad decreased 12% from October´s production of 16 million and 547 thousand m³/day to 14 million and 554 thousand m³/day. These decreases are due, mainly, to asset transfers conclusion in Peru, divestment disclosed in 2013.

Production reported to ANP

The total production reported to Brazil´s National Petroleum (ANP) was 10,265,449 m³ of oil and 2,543,977 thousand m³ of gas in November. This volume corresponds to the total production of concessions where Petrobras is the operator. It does not include shale, NGL volumes and third parties´ production where Petrobras is not the operator.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.